SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended July, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

18 July, 2012

BP BEGINS NEXT STAGE IN TNK-BP SALE PROCESS

BP announced today that it is beginning the next stage in the process, required under the TNK-BP shareholder agreement, regarding the potential sale of its shareholding in TNK-BP.

This follows the decision of Alfa Access-Renova to exercise its right to enter a period of negotiation to purchase part/ all of BP's 50 per cent share in TNK-BP. As a result BP will tomorrow enter into a 90-day period of "good faith" negotiations with Alfa Access-Renova as required by the TNK-BP shareholder agreement.

BP is also able to and will enter into negotiations with other interested parties in parallel for the sale of its share in TNK-BP.

There can be no guarantee that any transaction will take place.

A further announcement will be made when and if appropriate.

Notes to editors:

•     TNK-BP is a leading Russian oil company, owned equally by BP and Alfa Access Renova. The company was formed in 2003 as the result of the merger of BP's Russian oil and gas assets and the oil and gas assets oil of Alfa
       Access Renova.
•      TNK-BP is vertically integrated with a diversified upstream and downstream portfolio in Russia and Ukraine and international interests in Brazil, Venezuela and Vietnam.

Further information:

BP press office London: +44 (0)20 7496 4076, bppress@bp.com

- ENDS -

                                                                                                                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 18 July 2012

/s/ J. Bertelsen
...............................
J. Bertelsen
Deputy Company Secretary